UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Talend S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

8742242071

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Allianz Eco Innovation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 203,089 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 203,089 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 203,089

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.71%

12	Type of Reporting Person PN(1)

(1)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Allianz Innovation 10

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 157, 275 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 157, 275 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 157, 275

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.55%

12	Type of Reporting Person PN(2)

(2)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Capital Croissance

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 641,446 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 641,446 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 641,446

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.25%

12	Type of Reporting Person PN(3)

(3)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Idinvest Croissance 2005

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 238,913 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 238,913 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 238,913

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.84%

12	Type of Reporting Person PN(4)

(4)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI La Banque Postale Innovation 5

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 23,905 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 23,905 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,905

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.08%

12	Type of Reporting Person PN(5)

(5)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Objectif Innovation 2

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 49,512 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 49,512 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,512

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.17%

12	Type of Reporting Person PN(6)

(6)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Objectif Innovation 3

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 91,039 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 91,039 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,039

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.32%

12	Type of Reporting Person PN(7)

(7)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Objectif Innovation Patrimoine

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 568,960 (A)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 568,960 (A)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 568,960

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.00%

12	Type of Reporting Person PN(8)

(8)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons FCPI Poste Innovation 8

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 70,982 (A)

	6	Shared Voting Power

	7	Sole Dispositive Power 70,982 (A)

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 70,982

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.25%

12	Type of Reporting Person PN(9)

(9)  The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, close to the notion of partnership.

CUSIP No. 8742242071		13G

1	Names of Reporting Persons Idinvest Partners

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,045,121 (A)

	6	Shared Voting Power

	7	Sole Dispositive Power 2,045,121 (A)

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,045,121

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.17%

12	Type of Reporting Person CO (Non US)

CUSIP No. 8742242071	13G

Item 1.
	(a)	Name of Issuer: Talend
	(b)	Address of Issuer’s Principal Executive Offices: 9 Rue Pages 92150 SURESNES

Item 2.
(a)

Name of Persons Filing:
(i) FCPI Allianz Eco Innovation

(ii) FCPI Allianz Innovation 10

(iii) FCPI Capital Croissance

(iv) FCPI Idinvest Croissance 2005

(v) FCPI La Banque Postale Innovation 5

(vi) FCPI Objectif Innovation 2

(vii) FCPI Objectif Innovation 3

(viii) FCPI Objectif Innovation Patrimoine

(ix) FCPI Poste Innovation 8

(x)  Idinvest Partners

(b)

Address of Principal Business Office:
(i) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(ii) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(iii) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(iv) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(v) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(vi) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(vii) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(viii) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(ix) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris
(x) c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris

	(c)	Citizenship: (i) France (ii) France (iii) France (iv) France (v) France (vi) France (vii) France (viii) France (ix) France (x) France
	(d)	Title of Class of Securities: Ordinary shares, nominal value €0.08 per share
	(e)	CUSIP Number: 8742242071

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
	(k)	☐

Group, in accordance with Section  240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 8742242071	13G

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2017 and the ownership percentages are based on 28,506,302 ordinary shares outstanding as of December 31, 2017.

(A) FCPI Allianz Eco Innovation is the record owner of 203,089 ordinary shares, FCPI Allianz Innovation 10 is the record owner of 157,275 ordinary shares, FCPI Capital Croissance is the record owner of 641,446 ordinary shares, FCPI Idinvest Croissance 2005 is the record owner of 238,913 ordinary shares, FCPI La Banque Postale Innovation 5 is the record owner of 23,905 ordinary shares, FCPI Objectif Innovation 2 is the record owner of 49,512 ordinary shares, FCPI Objectif Innovation 3 is the record owner of 91,039 ordinary shares, FCPI Objectif Innovation Patrimoine is the record owner of 568,960 ordinary shares, FCPI Poste Innovation 8 is the record owner of 70,982 ordinary shares. As the management company of the Funds, Idinvest Partners may be deemed to have shared dispositive power and shared voting power over all of the shares owned by the Funds.

51% of Idinvest Partners’ share capital is held by Financière Bagatelle, which is held at 100% by IDI. IDI is a limited partnership with shares (Société en commandite par actions) listed, whose Managing Partner is Ancelle et Associés SAS, which owns with its subsidiary Financière Bagatelle SAS, 79.09% of the voting shares of IDI. Ancelle et Associés SAS is a French company whose shareholders, Christian Langlois-Meurinne and Dominique Marmissolle hold 80% of the voting shares

Pursuant to a Shareholder Agreement (the “Shareholders Agreement”) among Talend S.A., and entities affiliated with Idinvest Partners, Balderton Capital, Galileo Partners, Bpifrance and Silver Lake (each, a “Major Shareholder”), certain affiliates of each Major Shareholder, other than Galileo Partners, are entitled to nominate one member of Talend S.A.’s board of directors as long as certain continuing ownership thresholds are met.  The Major Shareholders have agreed to vote for these nominees pursuant to the Shareholders Agreement.

By virtue of the Shareholders Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G, the Major Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 18,507,292 ordinary shares, or 64.9% of the ordinary shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any ordinary shares that they may be deemed to beneficially own solely by reason of the Shareholders Agreement. Certain entities affiliated with the other Major Shareholders are separately making Schedule 13G filings reporting their beneficial ownership of ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 8742242071	13G

Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

FCPI ALLIANZ ECO INNOVATION
FCPI ALLIANZ INNOVATION 10
FCPI CAPITAL CROISSANCE
FCPI IDINVEST CROISSANCE 2005
FCPI LA BANQUE POSTALE INNOVATION 5
FCPI OBJECTIF INNOVATION 2
FCPI OBJECTIF INNOVATION 3
FCPI OBJECTIF INNOVATION PATRIMOINE
FCPI POSTE INNOVATION 8

Each by Idinvest Partners, its general partner, represented by:

/s/ Benoist GROSSMANN
Name: Benoist GROSSMANN
Title: Managing Partner

IDINVEST PARTNERS

By:	/s/ Benoist GROSSMANN
Name: Benoist GROSSMANN
Title: Managing Partner

CUSIP No. 8742242071	13G

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: February 13, 2018

FCPI ALLIANZ ECO INNOVATION
FCPI ALLIANZ INNOVATION 10
FCPI CAPITAL CROISSANCE
FCPI IDINVEST CROISSANCE 2005
FCPI LA BANQUE POSTALE INNOVATION 5
FCPI OBJECTIF INNOVATION 2
FCPI OBJECTIF INNOVATION 3
FCPI OBJECTIF INNOVATION PATRIMOINE
FCPI POSTE INNOVATION 8

Each by Idinvest Partners, its general partner, represented by:

/s/ Benoist GROSSMANN
Name: Benoist GROSSMANN
Title: Managing Partner

IDINVEST PARTNERS

By:	/s/ Benoist GROSSMANN
Name: Benoist GROSSMANN
Title: Managing Partner

CUSIP No. 8742242071	13G

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

FCPI Allianz Eco Innovation, FCPI Allianz Innovation 10, FCPI Capital Croissance, FCPI Idinvest Croissance 2005, FCPI La Banque Postale Innovation 5, FCPI Objectif Innovation 2, FCPI Objectif Innovation 3, FCPI Objectif Innovation Patrimoine, FCPI Poste Innovation 8 and Idinvest Partners are filing this statement on Schedule 13G as a group.

FCPI Allianz Eco Innovation is a fund specialized in venture capital (Fonds Commun de Placements pour l’Innovation). Its general partner is Idinvest Partners.

FCPI Allianz Innovation 10 is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.

FCPI Capital Croissance is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.

FCPI Idinvest Croissance 2005 is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.

FCPI La Banque Postale Innovation 5 is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.

FCPI Objectif Innovation 2 is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.

FCPI Objectif Innovation 3 is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.

FCPI Objectif Innovation Patrimoine is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.

FCPI Poste Innovation 8 is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality. Its general partner is Idinvest Partners.